                                  FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
                                     UNDER THE SECURITIES ACT OF 1933 AND DEEMED
                                         FILED PURSUANT TO RULE 14a-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934
                                         SUBJECT COMPANY: J.D. EDWARDS & COMPANY
                                                   COMMISSION FILE NO. 000-23091

      This filing relates to a proposed merger between PeopleSoft, Inc. ("PeopleSoft") and J.D. Edwards & Company ("J.D. Edwards"), pursuant to the terms of an Agreement and Plan of Merger, dated as of June 1, 2003, by and among PeopleSoft, J.D. Edwards and Jersey Acquisition Corporation, a wholly-owned subsidiary of PeopleSoft.

      On June 2, 2003, PeopleSoft and J.D. Edwards held a conference call relating to the proposed merger described above, which was also made available for replay via a webcast. The following is a transcript of the conference call:

PEOPLESOFT INCORPORATED (PSFT) CONFERENCE CALL
Monday, June 02, 2003 8:30 am
---------------------------------------------

THE OPERATOR

Welcome to today's PeopleSoft and J.D. Edwards' conference call. All lines will be in a listen-only mode until the question-and-answer session of the conference. This call is being recorded. Replays of this conference call will be available for seven days following the call by calling 888-568-0440. No pass code is needed for the replay. The webcast of this conference call will be made available on the Investor Relations' section of both company's web sites. I will now turn the call over to PeopleSoft Chief Financial Officer, Kevin Parker.

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MR. KEVIN PARKER

Thank you. Good morning and welcome to today's conference call. Joining me from Paris is Craig Conway, President and CEO of PeopleSoft, and from Denver is Bob Dutkowsky, J.D. Edwards' Chairman, President and CEO. We'll begin with a brief commentary and then open up the conference call for questions. Before we begin let me take care of a couple of housekeeping items.

Please remember that the company undertakes no obligation to update any information presented in this discussion. PeopleSoft intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement of PeopleSoft and J.D. Edwards and other relevant documents in connection with the proposed acquisition. Investors and security holders of PeopleSoft and J.D. Edwards are urged to read the proxy statement and other relevant materials when they become available. In addition to the registration statement to be filed by PeopleSoft in connection with the proposed acquisition and the joint proxy statement to
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be mailed to the stockholders of PeopleSoft and J.D. Edwards in connection with the proposed acquisition, each of PeopleSoft and J.D. Edwards file annual, quarterly and special reports, proxy statements and other information with the SEC. The proxy statement and other relevant materials and any other documents filed by PeopleSoft or J.D. Edwards with the SEC may be obtained free of charge at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement and other relevant materials filed by PeopleSoft or J.D. Edwards with the SEC may also be obtained from PeopleSoft and J.D. Edwards In addition investors and security holders may access copies of the documents filed with the SEC by PeopleSoft on PeopleSoft's web site at www.peoplesoft.com. . Investors and security holders may obtain copies of the documents filed with the SEC by J.D. Edwards on J.D. Edwards' web site at www.jdedwards.com.

PeopleSoft, J.D. Edwards and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transaction contemplated by the proposed acquisition. A description of the interests of the directors and executive officers of PeopleSoft is set forth in PeopleSoft's proxy statement for its 2003 annual meeting which was filed with the SEC on April 28, 2003. A description of the interest of the directors and executive officers of J.D. Edwards is set forth in J.D. Edwards' proxy statement for its 2003 annual meeting which was filed with the SEC on February 21, 2003. Investors and security holders may obtain additional information regarding the interest of such potential participants by reading the definitive proxy statement and other relevant documents filed with the SEC when they become available.

Today's discussion contains forward-looking statements. The particular forward-looking statements and other statements that may be made on this conference that are not historical facts are subject to a number of risks and uncertainties, and actual results may differ materially. Please refer to today's press release and PeopleSoft's and J.D. Edwards' annual reports on Form 10-K and quarterly filings on Form 10-Q for more information on some of the risk factors that could cause actual results to differ. With that, let me turn the call over to Craig Conway.

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MR. CRAIG CONWAY

Good morning, everybody. As you know PeopleSoft today announced plans to acquire J.D. Edwards. This merger could not be more compelling. It brings together two companies whose strengths are extraordinarily complementary. Consider that PeopleSoft is a leader in large enterprise software and J.D. Edwards is a leader in midmarket enterprise software including the AS/400. Consider that PeopleSoft will benefit from J.D. Edwards' strong manufacturing and distribution products and J.D. Edwards will benefit from PeopleSoft's strong HR products. Consider that PeopleSoft is a leader in the service industries such as the financial service industry, telecom, health care, government and education.

J.D. Edwards is a leader in asset intensive industries such as manufacturing, construction, consumer packaged goods, paper and pulp and real estate. Complementary products, complementary market distribution and complementary industries. This is one of the most natural and compelling acquisitions in the technology industry. There are strong benefits for

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customers as well. Customers will have access to the broadest integrated suite of application software. They will have a broader choice of hardware platforms, operating systems and databases than provided by any other enterprise application provider. Customers will be better supported in geographies around the world.

Together we will have more than 11,000 customers in more than 150 countries and more than 13,000 employees. There are financial benefits as well. Both PeopleSoft and J.D. Edwards have a similar business model, structure and geographic footprint, so there is an opportunity for improved operating performance and increased profitability. Kevin Parker will talk about that in a moment. Finally PeopleSoft and J.D. Edwards have similar cultures. Even with the strong product distribution, industry and customer advantages successful acquisitions need to have a strong vision, strong culture and strong management execution. This acquisition has all of these ingredients. Now let me turn things over to Bob Dutkowsky, Chairman, CEO of J.D. Edwards for his thoughts.

---------------------------------------------

MR. ROBERT DUTKOWSKY

Thanks Craig and good morning. Back in the fall of 2002 the J.D. Edwards management team and Board of Directors entered into a strategic planning process and we looked at the alternatives that were available to us to continue to accelerate our growth and to improve our profitability. We considered alternatives both that were organic and externally driven opportunities and we came to the conclusion that combining our strengths with the strengths of PeopleSoft clearly were the best alternatives for our shareholders, our customers, our partners and our employees. At the same point in time, Craig and his team were considering alternatives and they came to the same conclusion, and so this was a combination that independently was reached as the best conclusion. And when Craig and I finally sat down and discussed it, we saw very clearly the synergies and the opportunities that this created for all of the constituencies that we worried about.

So what did we see that we brought to the new PeopleSoft enterprise? First, we bring a very strong product set, an aggressive and rapidly growing product called J.D. Edwards 5 on the open systems platform and a wealth of technology on the AS/400 side with a very loyal customer base. We bring our midmarket leadership with nearly 7,000 customers in that space and an organization that understands the complexities of the midmarket and how to win in that space. We've brought, as Craig said, verticals -- verticals that are different than the verticals PeopleSoft focused on. And so by combining our enterprises we bring -- we will have the strongest, broadest set of offerings in the software industry.

Together we can leverage our strengths in the international markets and offer better support to our customers. We bring a workforce with deep domain knowledge of the harder industries and of the midmarket and we bring a management team that is committed to growing this business and excited about being part of the PeopleSoft enterprise. Clearly we saw from our perspective the financial synergies that exist that Kevin will talk about here in a second.



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When we think about and when we thought about alternatives for J.D. Edwards, the merger with PeopleSoft was intuitively the right thing for us to do and so we entered into a negotiation with Craig and his team to bring this to closure and we are thrilled today that this announcement has been made. We believe it brings dramatic and positive impact for our shareholders, for our customers, for our partners and for our employees. So let me turn the call over to Kevin for his comments.

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MR. KEVIN PARKER

As Craig and Bob both noted, both of the individual companies have considerable strengths and when combined will result in an even stronger company with expanded opportunities and advantageous synergies. Both companies are financially solid, profitable and cash flow positive. Let's review the details of the transaction. J.D. Edwards' stockholders will receive 0.86 PeopleSoft shares for each outstanding J.D. Edwards share under the terms of the agreement. J.D. Edwards will become a wholly-owned subsidiary of PeopleSoft and after the close approximately 25 percent of the total outstanding capital stock of the combined company will be owned by J.D. Edwards' stockholders.

The overall transaction is valued at approximately $1.7 billion and is calculated using PeopleSoft's closing stock price on May 30, 2003, and the total of J.D. Edwards shares outstanding and in-the-money options. The transaction is expected to be tax-free for stockholders. We expect the addition of J.D. Edwards to be accretive to PeopleSoft's 2004 earnings on an adjusted basis excluding the effects of purchase accounting such as amortization of acquired intangibles, the write-down of deferred revenue and other items.

So let's talk about purchase accounting. As is typical of these types of transactions, purchase accounting will require us a to write down a substantial amount of the deferred revenue balance and represent this balance at fair value which is defined by GAAP as cost plus a reasonable profit. Substantially all of the deferred revenue balance is deferred maintenance revenue. Since the margins on maintenance revenue are higher than GAAP would deem as reasonable, the deferred revenue balance will have to be written down by a significant percentage.

In the first year following the combination the required write-down will result in the maintenance to be significantly less than the revenue recognized historically. However it is important to note that the adjustment does not have a cash flow impact and the customer's maintenance payments remain. In the second year we would expect the growth rates from maintenance revenues to return to more historical levels and to be considerably higher when compared to year one. We are enthusiastic about the opportunity ahead and the synergies of the two organizations and we look forward to building on their strengths. Both PeopleSoft and J.D. Edwards are financially stable, well-run organizations. As I mentioned earlier we expect this transaction to be accretive for calendar year 2004.

We anticipate the combined organization will generate significant savings based on our ability to leverage a common infrastructure which will enable us to generate incremental bottom line

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profits while maintaining our investment profile. As a part of the integration we expect to improve operating efficiency and reduce operating expenses by an estimated $80 million annually within the first full year of combined operations.

To put that in perspective, the combined organization costs and expenses exceed $2 billion. In 2002 PeopleSoft reduced our operating expenses by over $180 million. Consistent with our history we will focus on operational efficiencies and running an increasingly profitable cash positive business.

Now let me describe the process from here. As with any transaction of this size the close will be subject to a series of conditions including government, SEC and stockholder approval. While it is impossible to pinpoint the exact date the transaction will close we expect the process to last several months and close late in the third quarter or early in the fourth quarter.

We anticipate hosting an Analyst Day in the third quarter and will provide more details at that time. The specific dates of the analyst event will be available in the coming weeks. At that time we will be able to provide you with more information on the combined strengths of the two organizations. We will now open the call up for Q&A. Rick Allen, J.D. Edwards' Executive Vice President and CFO, is joining us on the call here this morning. Operator, we will now take questions.

---------------------------------------------


THE CALLER

First, are there any caps or collars associated with this deal?

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MR. KEVIN PARKER

No, there are not

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THE CALLER

Okay. When you talk about running J.D. Edwards as a separate subsidiary should we assume that it will have a separate sales force, separate R&D, products will remain separate from PeopleSoft. How should we view that when you say separate but wholly-owned subsidiary?

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MR. KEVIN PARKER



                                       5
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Craig that sounds like a good question for you.

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MR. CRAIG CONWAY

The reference to a separate wholly-owned subsidiary is really a financial reference. The organizations will be integrated, the sales organizations will probably be specialized on the segment of the marketplace. PeopleSoft has been very successful in large enterprises and J.D. Edwards has been very successful in the midmarket, so that is probably how our sales organizations will be organized.

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THE CALLER

Does that mean the products you will have to maybe (indiscernible) set some products or pick which products will remain, survive? Talk to me about it from a product standpoint how that is going to work.

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MR. CRAIG CONWAY

As I said in my remarks, one of the most compelling things about this acquisition and merger is that besides the success that J.D. Edwards has in the midmarket, they are also extremely highly respected for their manufacturing and distribution applications. We can translate that domain expertise up into the large enterprise market with our own product line. Likewise PeopleSoft is a world leader in HR applications and J.D. Edwards can co-op that domain expertise into their midmarket product line. There will be some reconciliation but very little because of the market segmentation and the industry segmentation.

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THE CALLER

Okay, great.  Thank you.

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THE CALLER

Craig, could you spend just a couple of minutes on probably the most basic aspect of a combination like this. Historically big application mergers have been very, very challenging based on all kind of issues relating to ultimately the question that was being brought up earlier,

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integration and management of product. There is obviously some overlap of product and also from the standpoint of architecture relative to J.D. Edwards.

---------------------------------------------

MR. CRAIG CONWAY

My view is that acquisitions that have run into trouble have been trouble from the beginning. They have been companies who were looking to acquisitions to solve some kind of fundamental flaw in their product line or their position in the market. PeopleSoft and J.D. Edwards don't fall into that category. Both companies are very successful, both companies are profitable, cash flow positive and enjoy the respect of analysts in their respective markets. Second, third and fourth reasons I think these acquisitions have been problematic in the past is that there hasn't been a clear product synergy or there has not been a well coordinated, talented management team. And again I think that doesn't apply to the J.D. Edwards/PeopleSoft merger.

I think we start off with a stronger fundamental framework by which to get the efficiencies out of this merger. I think when you talk to any industry analyst in the enterprise software space they will tell you that PeopleSoft's last remaining product area that could use some additional strength is manufacturing. I think they would say that J.D. Edwards' area of clear and present need would probably be human resource management, so I think the advantages are pretty clear and present.

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THE CALLER

Thank you.

---------------------------------------------

THE CALLER

Craig and Kevin, just a couple of questions. Could you provide us with some customer overlap between the two companies? And if you could also comment on -- I know one out of three of your customers right now are from the mid market but from a percentage of revenue standpoint could you give us an idea? And then lastly Craig if you could just comment on -- I know that you have talked about the midmarket as a growth opportunity, how should we then take this about your view of large enterprise, corporate enterprise software spending? Thank you.

---------------------------------------------

MR. KEVIN PARKER

In terms of the overall customer overlap it is very, very modest and very, very small amount of the customers that we have in common. I think that is one of the things that is truly very attractive about this combination is the true complement in terms of the specialization of J.D.

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Edwards' products and asset intensive manufacturing and distribution industries and PeopleSoft's long history and success in the services industry and in particular in financial services, education and government in particular. So there is -- as we look down at the customer lists and we have obviously been through a bit of this process already, the customer overlap is certainly very, very modest.

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MR. CRAIG CONWAY

To answer your question on the midmarket, as you know we have been very committed to the midmarket starting last year 2002, and we have enjoyed some significant success in the midmarket but it has been around the service industries and because of that we actually don't overlap and don't compete with J.D. Edwards that frequently. J.D. Edwards has established a strong reputation in midmarket but I think it has been as much around their industries as the ones that we have played to. Maybe Bob you could comment on that.

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MR. ROBERT DUTKOWSKY

I would agree with that. When we look at our pipeline and analyze the competitive challenges that we face in the marketplace, although we compete against PeopleSoft it was not in the top three or four of who we compete with day in and day out. I think that is a statement to the segmentation that Craig refers to, the services industries versus the industrial sector, and also just the fact that most of our coverage is focused in the midmarket and most of PeopleSoft is focused at the higher end enterprise. From a one plus one equals three opportunity in the marketplace, this is clearly that when we put these two companies together.

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THE CALLER

Just a follow-up. Kevin is there any metrics, the percentage of revenues from the midmarket now that PeopleSoft generates?

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MR. KEVIN PARKER

As we have described historically in terms of the new customers we have added in 2002, it was about one in three of -- our new customers in 2002 is what we would define as midmarket customers.

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                                       8
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MR. CRAIG CONWAY

To give you a metric, when we were looking at the combination of the two companies, in our due diligence we decided to look last quarter at how many customers in our pipeline were competitive with J.D. Edwards. There were only 16 customers, one sixth customers in our entire pipeline that we were competing with J.D. Edwards even though it was well over a third of our total pipeline. You can see that the segmentation in the midmarket is heavily by industry.

---------------------------------------------

THE CALLER

Okay, so in your all's view it is a big cross-selling opportunity for your existing sales force, is that correct?

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MR. CRAIG CONWAY

I think there is a cross-selling opportunity. There is an increase in the markets that we go after, then there are some product synergies as well that have nothing to do with the product lines themselves. The midmarket is I think we all know, requires a packaging and a pricing and a delivery, and ease of delivery, that is lighter and more direct than the large enterprise market. J.D. Edwards actually has developed over time a very aggressive and sophisticated way of bringing their products to the market with fast implementation and fast installation. So I think we are going to be able to learn from J.D. Edwards, some of the rapid implementation techniques and rapid go-live techniques that have allowed them to be so successful in the midmarket and we will probably bring those over to the PeopleSoft product line.

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THE CALLER

Okay, thank you very much.

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THE CALLER

Can you just give us from the PeopleSoft perspective kind of your ASP's for the mid market sector relative to where J.D. Edwards was the last quarter? I think they were -- they had been done quite a bit from where they were last year.

---------------------------------------------



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
MR. KEVIN PARKER

We don't break out the ASP's by market. We did note in our conference call at the end of the first quarter that our average ASP for new customers license transaction was about $505,000 per quarter -- for the quarter. That is the statistic that we generally refer to. I don't have a statistic on midmarket ASP's.

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THE CALLER

Secondly, can you just that talk about -- you both have separate initiatives going on in India. Can you talk about what you are going to do there?

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MR. KEVIN PARKER

It is very early in the process and we have just announced our development initiative in India and J.D. Edwards, quite frankly, is a bit ahead of us in that initiative. We are obviously going to look through both activities and look for the best operating model and may in fact, continue along both paths or maybe a consolidated effort. It is still very early in the process though.

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THE CALLER

Great, thank you very much.

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THE CALLER

Just a couple of questions for you guys. One, it looks like there has been some talk of synergies here or cross-selling, etc. Can you address Craig and Bob from your respective perspectives, it looks like the PeopleSoft customer base is probably high-end in nature, has already made manufacturing/supply chain decisions. And also it seems as the midmarket, the level of sophistication to require a high-end HR product is not as compelling as it is in the high-end. How do you address real synergies from this merger and how do you -- (indiscernible) seems like a lot of product integration to be done. What sort of integration roadmap timeline, if you will? Also any specific incentives that PeopleSoft will be making and providing to the J.D. Edwards senior executive team to be retained? And Kevin, margin structure for '04, post the deal, any thoughts on that would be useful?

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                                       10

MR. CRAIG CONWAY

Let me start with the premise that the manufacturing industry is mature and I have been hearing that for four years at PeopleSoft and yet PeopleSoft's supply chain and manufacturing was our fastest-growing product line last year and so far this year was as well. Without the benefit of the strong manufacturing and distribution domain expertise that J.D. Edwards has we were already growing our power supply chain and manufacturing business faster than our HR financials and CRM businesses. I guess I don't buy any more the premise that manufacturing and distribution and supply chain is largely served. I think it is a healthy market, if anything it is growing faster. Bob, do you want to comment?

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MR. ROBERT DUTKOWSKY

I think if we look at some of the products that we have invested in, we believe they underperform because we don't have a distribution model that can take them up into the enterprise, applications like our enterprise asset management, suite of offerings and our advanced planning offerings. I think when the PeopleSoft distribution model gets a hold of those products it is going to create tremendous add-on opportunity into the enterprise. Likewise we struggle even in the midmarket with applications like sourcing and contracts and e-procurement that our suite of offerings don't address the customer requirements and so we think it is going to be relatively simple to take those products and bring them downstream into the midmarket. The high-end marketplace is going to see more J.D. Edwards products than we were capable of distributing and the midmarket marketplace we will be able to take advantage of our broad installed base in the cross-sell opportunity. We think this is clearly going to make a broader array of offerings for both market segments and will leverage the development and product strength of both of our teams.

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THE CALLER

Fair enough. Any thoughts on product integration? Also any incentives to (indiscernible) J.D. Edwards especially given now that the two companies are based in two different cities?

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MR. KEVIN PARKER

In terms of the product roadmap we have described a lot of opportunities that we see out there for cross-selling and upselling those applications into each other's markets. We're very excited and enthusiastic about that. That doesn't contemplate immediate integration, that is just features and functionality that we think go well with each other today. I think in terms of the question behind the question about the Denver facility we are absolutely committed to maintaining a very

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strong presence in Denver. This is a company I think that is global in nature and we believe that Denver has a very important role to play and the future of the combined companies.

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MR. ROBERT DUTKOWSKY

Our management team is committed to the transition and to stay as appropriate to help grow this business.

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THE CALLER

Kevin you indicated about $80 million of cost savings in the first year of this deal. Could you maybe talk a little bit about where you guys have modeled seeing some benefit. Is it largely headcount, is it facilities? If you could just talk to that, that would be helpful.

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MR. KEVIN PARKER

Much like the savings that we saw for PeopleSoft in 2002 it tends to be very broadbased. There are ample opportunities for synergies between the two companies in a variety of organizations. G&A in particular I think is one of the areas that we look to have some overall improvement in the operational efficiency, but it is broadbased and I think it is just running the collective business the way we know how to do very successfully. There isn't an exhaustive list of those things. It is quite a lot of small things that we know we can do better.

---------------------------------------------

THE CALLER

Okay. Let me get more specific on sort of the product roadmap question. Part of the cost savings for a transaction like this would be reduced product support and maintenance cost down the road. Is there any intent to desupport any products or transition certain customers to one or part of an existing product line?

---------------------------------------------

MR. KEVIN PARKER

Well the savings that we're talking are not associated with a change in commitment to our customers or to the products that we support today. Our commitment is strong and that isn't part of where we're looking at generating any savings at all for these two companies. The savings we're looking at are overall operational efficiency much like, as I said, we saw at PeopleSoft in

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2002. That is really where we're focusing our efforts and not changing our commitment to our customers.

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MR. CRAIG CONWAY

High among the list of advantages and attractions between J.D. Edwards and PeopleSoft was the large and very highly satisfied customer base. Both companies enjoy a good reputation for high customer satisfaction. One of the things we have to do and frankly in the enterprise software industry, all enterprise software companies have to do is protect their installed bases. That is a huge advantage of two of our competitors is the size of their installed bases. So we are not going to be doing anything that alienates or causes pain or suffering to either of our two customer bases in the product area.

---------------------------------------------

THE CALLER

One final question. I know we're not sure about the timing of the transaction but would you expect some modest -- I guess you said it is going to be, the deal is going to be accretive in '04. Assuming this closes the end of the third quarter, you expect it to be dilutive in the fourth-quarter or is it just too early to say at this point?

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MR. KEVIN PARKER

It is probably a bit too early to say and we don't anticipate it being dilutive though. I think we are not updating our guidance for 2003 at this point and we will obviously keep a sharp eye on that as the year wears on.

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THE CALLER

Great, thanks very much.

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THE CALLER

I guess this extends the PeopleSoft 8 upgrade cycle for a couple of ten years now. But seriously I'm not sure if Rick Bergquist was just on the line. Could I ask though that someone address some of the technology opportunities that may present themselves with regard to converting the J.D. Edwards installed base which largely runs the AS/400 or I series platform over to a PeopleSoft 8 Internet integrated architecture and then I have a quick follow-up to that.



                                       13
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MR. CRAIG CONWAY

We are just getting started on the dialogue between the two companies. There is really -- we have a limited ability to work very closely together so we just don't have the answers to those questions that you would like to have. Kevin and I are trying to schedule a meeting later in the month of June to talk more specifically on those issues. But as you can imagine this is taking a great deal of work to get to this stage and rather than communicate product opportunities when they are really half thought through, I think we're just going to defer that question until later in June.

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MR. KEVIN PARKER

One of the things though that we have, to echo Craig's comments from earlier, our commitment to the installed base is very strong and the success of this is not predicated on suddenly changing the level of support for a very loyal AS/400 install base within J.D. Edwards. Those customers are very happy and very satisfied and we are going to make sure that we have that as part of our plans going forward.

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MR. CRAIG CONWAY

None of -- there is no possibility that an outcome will be that we are forcing anybody to go anywhere they don't want to be. As I said in my remarks I think the resulting company gives customers more choices of product, more choices of hardware, more choices of operating system and more choices of database than any enterprise software company in the market, bar none. I think our strategy is probably going to be the opposite of extortionary and high-pressure and it is probably going to be the ease of migration to whatever configuration of hardware, software, operating system, application server, Web server, database that a customer wants to go. We hope that is a competitive advantage.

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THE CALLER

Then a slightly unrelated question. Craig, I know you were there at the time of the Vantive acquisition. Kevin I'm not sure that you were, I can't recall, but can you reflect perhaps on what it was that you might have learned both from the successes and limitations of that acquisition and how you're gone to apply those learnings to this acquisition? Bob, actually if I could have you reflect because I think you were at Teredyne (ph) or GenRad (ph) when you -- when they were

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acquired -- when you sold them that is, how you are going to help to drive this merger more successfully? Thanks.

---------------------------------------------

MR. CRAIG CONWAY

I will start. I think the Vantive acquisition was a great success and there weren't a lot of land mines we stepped on along the way. There was deep domain expertise in the CRM area. We started with that as a blueprint. We tried to build on that in areas of expertise that PeopleSoft had at that time, the architecture the Pure Internet Architecture(TM), and I think along the way it has been a great success and I think when we look back on it we can't imagine PeopleSoft today if we had not done that. I think that we will say the same thing two years from now. I think we will look back and say we can't imagine PeopleSoft having not done this type of merger. I don't really have any areas that I regret or would have done differently or better on the Vantive acquisition.

---------------------------------------------

MR. ROBERT DUTKOWSKY

I was at EMC when EMC bought Data General and the thing that I learned from that transition was to stay focused on the strength of the product and the capabilities of the people that made the company special and the relationships and how those technologies and people interacted with the customer. All through our diligence process with this transaction we have been focused on those elements to make sure the right people and the right look at the technologies and how that can benefit the customer can be optimized. From the first time Craig and I spoke those were the areas and the focus areas that we had been on. When I was at GenRad and we merged with Teredyne it was the same kind of process.

So my experience says stay focused on the people to make the company what it is, understand the capabilities of the two technologies and architectures of the two organizations and how to articulate that accurately to your customer and you can clearly make these kinds of mergers go and go quickly. I think my experience with those two and now my experience with this one, this one is already way ahead in terms of process, planning and execution. I think the benefits will be seen both to the customer and to the financial synergies.

---------------------------------------------



THE CALLER

First, I guess it is still not clear to me whether this combined entity is going to be any more competitive than the two businesses were individually, so I would like you to comment on that. Secondly, if you can just comment on what you think the long-term margin prospect is for the

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combined entity given that J.D. Edwards has typically been lower margin than
PeopleSoft? Thanks.

---------------------------------------------

MR. CRAIG CONWAY

I think -- I will start off with your first question. I am not clear on what it is you are not -- what it is you're not clear on. PeopleSoft --

---------------------------------------------

THE CALLER

Let me interrupt. It sounds like what you basically are doing is taking two product lines not changing anything about them, and putting them under one roof as opposed to two roofs. I don't know why that is -- why that combined (multiple speakers) that the two individually.

---------------------------------------------

MR. CRAIG CONWAY

Maybe you got on the call late. What I said was that PeopleSoft in the large enterprise market can pull the domain expertise from the manufacturing and distribution side from J.D. Edwards up into our product line. J.D. Edwards can on a product side, pull the HR (indiscernible) and Human Capital Management expertise at PeopleSoft down into the midmarket. So there is a product synergy there. On the distribution side we are both located all around the world. PeopleSoft serves the midmarket from the service industry point of view and J.D. Edwards serves the heavy asset management point of view.

There is a certain scale in the enterprise software industry that you need per country, per international country in order to have the credibility to be a strong player. Neither PeopleSoft nor J.D. Edwards and certain countries has that scale. Together we will have that scale. The list of synergies by industry goes on as well. I think that from a product line, a industry point of view and a market distribution point of view there's a great deal of upside. On the financial side, I will defer the question to Kevin.

---------------------------------------------

MR. KEVIN PARKER

In terms of the longer-term operating margins we certainly had a success. Both companies have improving operating margins in a very tough environment so we are looking forward to a more normal capital spending environment hopefully and that is in the not too distant future. In an environment that we would describe as more normal we continue to believe that PeopleSoft and

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now on a combined basis, would enjoy operating margins in the high teens and that is still our goal and our overall business model contemplates that.

---------------------------------------------

THE CALLER

Thank you.

---------------------------------------------

MR. KEVIN PARKER

Thank you very much for joining us here this morning. We look forward to coming back to you in the coming months and report on our progress and future success. Thanks.

(CONFERENCE CALL CONCLUDED)

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results and the proposed merger.

Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include: the risk that PeopleSoft's and J.D. Edwards' businesses will not be integrated successfully; costs related to the merger; failure of PeopleSoft's or J.D. Edwards' stockholders to approve the merger and the transactions related thereto; the satisfaction of closing conditions including the receipt of regulatory approvals; the failure by the company to retain key employees; economic and political conditions in the U.S. and abroad; the failure by the combined company to complete and deliver products and services within currently estimated time frames and budgets; the inability to achieve revenues from combined lines of products; and other risks affecting PeopleSoft's businesses generally as set forth in PeopleSoft's most recent filings with the Commission. All forward-looking statements in this document are qualified by these cautionary statements and are made only as of the date of this document. PeopleSoft is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.



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